NORTHLAND SECURITIES, INC.
45 South Seventh Street, Suite 2000
Minneapolis, Minnesota  55402

August 10, 2012

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attention: Russell Mancuso, Branch Chief	BY EDGAR

Re:	MagneGas Corporation Registration Statement on Form S-1 (File No. 333-181775) (“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (“Securities Act”) the undersigned as representative of the several underwriters, hereby joins MagneGas Corporation in requesting that the effective date of the above referenced Registration Statement on Form S-1 be accelerated and that such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, August 14, 2012, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that between August 6, 2012 and August 10, 2012, as of 12:00 p.m. Eastern Time, the approximate number of preliminary prospectuses, dated August 3, 2012, were distributed:

To Whom Distributed	Number of Copies
Institutions	600 Copies
Individuals	275 Copies
Total	875 Copies

The undersigned, as representative of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934 in connection with the above-referenced Registration Statement.

Very truly yours, NORTHLAND SECURITIES, INC. By: /s/ Shawn Messner Name: Shawn Messner Its: Principal